RALLY

Bill of Sale

As of January 27, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Heritage Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#POKEMON2
Description:	1999 Pokémon 1st Edition Base Set Sealed Booster Box published by Wizards of the Coast
Total Acquisition Cost:	$ 375,000.00
Consideration: Cash (%) Equity (%) Total	$ 375,000.00 (100%) $ 0 (0%) $ 375,000.00 (100%)